BioLineRx Ltd.
2 HaMa’ayan Street
Modi’in 7177871, Israel

January 18, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549
Attention: Chris Edwards

Re:	BioLineRx Ltd.’s Registration Statement on Form F-3 (File No. 333-222332) (the “Registration Statement”)

Ladies and Gentlemen:

BioLineRx Ltd. (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of 4:30 p.m., eastern time, on January 19, 2018, or as soon thereafter as practicable.  The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

Please contact Anna T. Pinedo of Morrison & Foerster LLP with any questions at (212) 468-8179.  Thank you for your assistance with this filing.

Sincerely yours,

BIOLINERX LTD.

By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

cc: Morrison & Foerster LLP